UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

40 Churchway

London NW1 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Business Update

In accordance with the requirements under paragraph 26 of Schedule B1 of the UK Insolvency Act 1986 and rule 3.23 of the Insolvency (England and Wales) Rules 2016, on May 8, 2024, notices of intention to appoint administrators were filed with the English High Court (the “Court”) in respect of certain of the material subsidiaries of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) that are incorporated in England: (i) Cazoo Holdings Limited, a subsidiary of the Company and a holding company with no material assets other than an ownership interest in our subsidiaries, (ii) Cazoo Ltd, our operating subsidiary through which our operations, including our marketplace business, are conducted, and (iii) Cazoo Properties Limited, our subsidiary that owns the majority of our leaseholds (each a “Subsidiary”).

On receipt of each notice by the Court, an interim moratorium commenced in respect of each Subsidiary as a result of which creditors of each Subsidiary are generally prohibited from taking action to enforce their debts against each Subsidiary and its assets without the permission of the Court. The interim moratorium lasts until administrators are appointed (at which point the administration moratorium becomes effective), or ten business days expires without administrators having been appointed. Notwithstanding the aforementioned filings, the Subsidiaries will continue to operate in the ordinary course of business.

As disclosed on May 1, 2024, if certain of the Company’s operating subsidiaries file for administration or liquidation, we would need to consider the best options for the Company at such time. The options may include filing for administration or winding up the Company.

Forward-Looking Statements

This communication contains “forward-looking statements”. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “may,” “will,” “would,” “could,” “will be,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the Company’s ability to achieve its proposed plan in the timeframe estimated; (2) the Company’s ability to terminate or assign its leases, transfer customer service centers to third parties, and sell obsolete and other non-strategic assets; (3) the Company’s ability to successfully transition to a marketplace business model and achieve the benefits of this new business model; (4) the Company’s ability to attract a substantial number of dealers to utilize its website; (5) the Company’s ability to raise additional capital in order to satisfy its liquidity needs on terms acceptable to it or at all; (6) the Company’s ability to successfully engage in strategic alternatives including asset sales, mergers, sales of the business or parts thereof or joint ventures; (7) the risk that the Company’s board of directors may take actions with which shareholders disagree; (8) the Company’s ability to comply with the restrictive debt covenants, including the liquidity covenant, contained in the indenture governing the Company’s senior secured notes; (9) attracting, training and retaining key personnel; (10) effectively promoting Cazoo’s brand and increasing brand awareness; (11) acquiring and protecting intellectual property; (12) reaching and maintaining profitability in the future; (13) global inflation and cost increases for labor, fuel, materials and services; (14) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (15) expanding Cazoo’s product offerings and introducing additional products and services; (16) enhancing future operating and financial results; (17) achieving our long-term growth goals; (18) complying with laws and regulations applicable to Cazoo’s business; (19) the volatility of the trading price of our Class A ordinary shares; (20) the impact on the trading market for the Company’s securities and decreased liquidity if the Company delists and deregisters; (21) the risk that Cazoo may cease to be a listed company or an SEC-reporting company in the future, which would make it more difficult to buy and sell securities of the Company; (22) the risk that certain of the Company’s subsidiaries may need to file for administration or that the Company may need to file for administration or liquidation; (23) the risk that the Company may not file its Form 20-F during the 15-day extension period proscribed by Rule 12b-25 or thereafter; and (24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Form 6-K filed with the SEC on March 6, 2024 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: investors@cazoo.co.uk

Media:

Cazoo: press@cazoo.co.uk

Brunswick Group: Simone Selzer/Amber Ahluwalia +44 20 7404 5959 cazoo@brunswickgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: May 8, 2024	By:	/s/ Gareth Purnell
Gareth Purnell
Chief Financial Officer

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